January 16, 2007

Ms. Karen Garnett
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:  American Business Holdings Inc.
Amendment No. 8 to Registration Statement on Form SB-2
File No. 333-132429
Filed on December 29, 2006

Dear Ms. Garnett:

We represent American Business Holdings, Inc. (the “Company”). We are in receipt of your letter dated January 12, 2007 regarding the above referenced filing and the following sets forth the Company’s responses thereto:

General

1.
Please provide updated executive compensation disclosure for fiscal year 2006. Please note that Item 402 of Regulation S-B has been revised for periods ending on or after December 15, 2006. Refer to Securities Act Release No. 33-8732 (published August 29, 2006). You may also wish to consult the Division of Corporation Finance’s Frequently Asked Questions relating to the new rules, which are available on the SEC’s website at .

Answer: This section has been revised to provide the updated executive compensation disclosure for fiscal year 2006.

Statement of Cash Flows, page F-5

2.
We note you have corrected the adjustment for depreciation for the nine months ended September 30, 2005 due to a clerical error. However, we also note that net income (loss) for the nine months ended September 20, 2006 no longer agrees to the amount presented on the statement of operations. Please revise your financial statements as necessary.

Answer: The Statement of Cash Flows has been revised to include the corrected amount of net loss for the nine months ended September 2006 which reconciles with the statement of operations.

Financial Statement Footnotes, page F-6
Concentrations of Risk, page F-8

3.	Please advise us how you determined and calculated the significance of the four major customers during the period ended September 30, 2005.

Answer: The footnote has been amended to disclose the Company had 4 major customers that each represent more than 10% of the Company’s total sales during the period and therefore these customers were significant to the Company’s revenues.

Signatures

4.
Your signature page must include a signature on behalf of the registrant and the signatures of your principal executive officer, principal financial officer, principal accounting officer, and at least the majority of your board of directors. Syed Irfan Husian had signed on behalf of the company but not on his own behalf as a director and executive officer. In addition, considering that you only have two directors, Syed Irfan Husian does not constitute a majority of the board or directors. Accordingly, it appears that Syed Irfan Husian should also sign the registration statement. Please include all appropriate signatures in your next amendment.

Answer: This amendment has been revised to include all appropriate signatures.

Very truly yours,

ANSLOW & JACLIN, LLP

By:       /s/ Gregg E. Jaclin
GREGG E. JACLIN